UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 18)*
Under the Securities Exchange Act of 1934

Aeolus Pharmaceuticals, Inc.
(Name of Issuer)

Common stock, $.01 par value per share
(Title of Class of Securities)

00765G109
(CUSIP Number)

with copy to:
Xmark Opportunity Partners, LLC	Lowenstein Sandler PC
90 Grove Street, Suite 201	1251 Avenue of the Americas, 18th Floor
Ridgefield, Connecticut 06877	New York, New York 10020
Attention: Ms. Mary L. King	Attention: Peter D. Greene, Esq.
(203) 588-2808	(646) 414-6908

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	00765G109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Xmark Opportunity Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: State of Delaware

Number of	7. Sole Voting Power:	41,631,077*
Shares Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	40,631,077*
Person With	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	41,631,077*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions):	[ x ]*

13.	Percent of Class Represented by Amount in Row (11):	70.2%*

14.	Type of Reporting Person (See Instructions): IA

* Xmark Opportunity Partners, LLC (“Opportunity Partners”) is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership (“Opportunity LP”), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company (“Opportunity Ltd”), and, as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of Aeolus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), held by Opportunity LP and Opportunity Ltd.  Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company (“JV Partners”), and, as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by JV Partners.  Mitchell D. Kaye and David C. Cavalier, the Co-Managing Members of Xmark Capital Partners, LLC, a Delaware limited liability company, the Managing Member of Opportunity Partners, share voting and dispositive power with respect to all securities of the Company beneficially owned by Opportunity Partners.  Collectively, Opportunity LP and Opportunity Ltd hold a majority of the membership interests in Goodnow Capital, L.L.C., a Delaware limited liability company (“Goodnow”).  Opportunity Partners possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Goodnow.

As of September 8, 2010 (the “Filing Date”), Opportunity LP (A) held (i) 10,475,121 shares of the Company’s common stock, $.01 par value per share (the “Common Shares”), which includes 1,276,435 Common Shares held by Goodnow, (ii) warrants to purchase up to 17,304,642 Common Shares at an initial exercise price of $.28 per Common Share, subject to adjustment, (iii) warrants to purchase up to 562,500 Common Shares at an initial exercise price of $.50 per Common Share, subject to adjustment, and (iv) a call option to acquire up to 750,000 units (the “August 2010 Units”) at a call option exercise price of $.40 per August 2010 Unit (the “LP August Call Option”) (each August 2010 Unit is comprised of one (1) Common Share and one (1) warrant to purchase .75 of one (1) Common Share at an initial exercise price of $.50 per Common Share, subject to adjustment; upon issuance, each August 2010 Unit is immediately separable), and (B) is subject to a put option held by the Company that requires Opportunity LP to purchase from the Company up to 750,000 August 2010 Units, less any August 2010 Units purchased by Opportunity LP pursuant to the LP August Call Option, at a put option purchase price of $.40 per August 2010 Unit (the “LP August Put Option”).

As of the Filing Date, Opportunity Ltd held (A) (i) 22,929,524 Common Shares, which includes 3,300,653 Common Shares held by Goodnow, (ii) warrants to purchase up to 37,595,357 Common Shares at an initial exercise price of $.28 per Common Share, subject to adjustment, (iii) warrants to purchase up to 1,312,500 Common Shares at an initial exercise price of $.50 per Common Share, subject to adjustment, and (iv) a call option to acquire up to 1,750,000 August 2010 Units at a call option exercise price of $.40 per August 2010 Unit (the “Ltd August Call Option”) and (B) is subject to a put option held by the Company that requires Opportunity Ltd to purchase from the Company up to 1,750,000 August 2010 Units, less any August 2010 Units purchased by Opportunity Ltd pursuant to the Ltd August Call Option, at a put option purchase price of $.40 per August 2010 Unit (the “Ltd August Put Option”).  Each of the LP August Call Option, the LP August Put Option, the Ltd August Call Option and the Ltd August Put Option are exercisable by the holder of such option at any time commencing on October 1, 2010, and ending on and including December 31, 2010.

As of the Filing Date, JV Partners held (i) 1,023,731 Common Shares and (ii) warrants to purchase up to 500,000 Common Shares at an initial exercise price of $.28 per Common Share, subject to adjustment.

The warrants described in the three preceding paragraphs each contain an issuance limitation prohibiting the holder from exercising such warrants to the extent that, after giving effect to such exercise of the warrants, the holder would beneficially own more than 9.99% of the Common Shares then issued and outstanding, which prohibition cannot be modified by the holder before the sixty-first (61st) day after such holder’s notice to the Company of its election to modify such prohibition.  The warrants are exercisable for a seven-year period from their date of issuance; contain a “cashless feature which allows the holders to exercise the warrants without a cash payment to the Company under certain circumstances; contain a dividend participation right which allows the holders to receive any cash dividends paid on the Common Shares without exercising the warrants; contain a provision which provides for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by the Company or a change of control; and contain standard anti-dilution provisions which provide for the adjustment of the exercise price and the number of Common Shares which can be purchased in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

As of the Filing Date, Goodnow held 3,529,951 Common Shares in addition to the (i) 1,276,435 Common Shares held by Goodnow but attributed to Opportunity LP and (ii) 3,300,653 Common Shares held by Goodnow but attributed to Opportunity Ltd.  As of the Filing Date, Opportunity Partners had the right to vote 1,000,000 Common Shares pursuant to a Voting Trust Agreement, dated as of April 19, 2004, as amended, by and among Opportunity Partners and the holders of such Common Shares.  As of the Filing Date, Mr. Cavalier held options to purchase 172,750 Common Shares, all of which such options are currently exercisable by him.

Based upon the Company’s Form 10-Q/A for the quarterly period ended June 30, 2010, as filed with the Securities and Exchange Commission on August 27, 2010, there were 56,657,177 Common Shares issued and outstanding as of August 13, 2010.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 41,631,077 Common Shares or 70.2% of the Common Shares deemed issued and outstanding as of the Filing Date.

Nothing set forth herein shall be construed as an admission by Opportunity Partners, or any other person or entity, that Opportunity Partners, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Item 3.      Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended by adding the following at the end thereof:

The amount of funds required by Opportunity LP and Opportunity Ltd to undertake the purchase of Common Shares and warrants, as more fully set forth in Item 5 of this Schedule 13D, Amendment No. 18 (this “Amendment 18”), commencing sixty (60) days prior to August 11, 2010, the date of the event which required the filing of this Amendment 18, and ending on the Filing Date, was $795,000 and $1,855,000 respectively.  All funds used to purchase the Common Shares and warrants came directly from the general funds of Opportunity LP and Opportunity Ltd, as applicable.

Mr. Cavalier, as of the filing of this Amendment 18, holds options (the “Company Options”) to purchase 172,750 Common Shares.  In the period commencing sixty (60) days prior to August 11, 2010, the date of the event which required the filing of this Amendment 18, 3,437 of the Company Options became exercisable.  Accordingly, during such period, the beneficial ownership of the Common Shares, as reported herein, has increased by 3,437 Common Shares.  As of the Filing Date, Mr. Cavalier holds, in the aggregate, 172,750 Company Options, all of which are currently exercisable by him.

Item 5.      Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended by deleting such item in its entirety and replacing the following in lieu thereof:

As of September 8, 2010 (the “Filing Date”), Opportunity LP (A) held (i) 10,475,121 shares of the Company’s common stock, $.01 par value per share (the “Common Shares”), which includes 1,276,435 Common Shares held by Goodnow, (ii) warrants to purchase up to 17,304,642 Common Shares at an initial exercise price of $.28 per Common Share, subject to adjustment, (iii) warrants to purchase up to 562,500 Common Shares at an initial exercise price of $.50 per Common Share, subject to adjustment, and (iv) a call option to acquire up to 750,000 units (the “August 2010 Units”) at a call option exercise price of $.40 per August 2010 Unit (the “LP August Call Option”) (each August 2010 Unit is comprised of one (1) Common Share and one (1) warrant to purchase .75 of one (1) Common Share at an initial exercise price of $.50 per Common Share, subject to adjustment; upon issuance, each August 2010 Unit is immediately separable), and (B) is subject to a put option held by the Company that requires Opportunity LP to purchase from the Company up to 750,000 August 2010 Units, less any August 2010 Units purchased by Opportunity LP pursuant to the LP August Call Option, at a put option purchase price of $.40 per August 2010 Unit (the “LP August Put Option”).

As of the Filing Date, Opportunity Ltd held (A) (i) 22,929,524 Common Shares, which includes 3,300,653 Common Shares held by Goodnow, (ii) warrants to purchase up to 37,595,357 Common Shares at an initial exercise price of $.28 per Common Share, subject to adjustment, (iii) warrants to purchase up to 1,312,500 Common Shares at an initial exercise price of $.50 per Common Share, subject to adjustment, and (iv) a call option to acquire up to 1,750,000 August 2010 Units at a call option exercise price of $.40 per August 2010 Unit (the “Ltd August Call Option”) and (B) is subject to a put option held by the Company that requires Opportunity Ltd to purchase from the Company up to 1,750,000 August 2010 Units, less any August 2010 Units purchased by Opportunity Ltd pursuant to the Ltd August Call Option, at a put option purchase price of $.40 per August 2010 Unit (the “Ltd August Put Option”).  Each of the LP August Call Option, the LP August Put Option, the Ltd August Call Option and the Ltd August Put Option are exercisable by the holder of such option at any time commencing on October 1, 2010, and ending on and including December 31, 2010.

         As of the Filing Date, JV Partners held (i) 1,023,731 Common Shares and (ii) warrants to purchase up to 500,000 Common Shares at an initial exercise price of $.28 per Common Share, subject to adjustment.

The warrants described in the three preceding paragraphs each contain an issuance limitation prohibiting the holder from exercising such warrants to the extent that, after giving effect to such exercise of the warrants, the holder would beneficially own more than 9.99% of the Common Shares then issued and outstanding, which prohibition cannot be modified by the holder before the sixty-first (61st) day after such holder’s notice to the Company of its election to modify such prohibition.  The warrants are exercisable for a seven-year period from their date of issuance; contain a “cashless feature which allows the holders to exercise the warrants without a cash payment to the Company under certain circumstances; contain a dividend participation right which allows the holders to receive any cash dividends paid on the Common Shares without exercising the warrants; contain a provision which provides for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by the Company or a change of control; and contain standard anti-dilution provisions which provide for the adjustment of the exercise price and the number of Common Shares which can be purchased in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

As of the Filing Date, Goodnow held 3,529,951 Common Shares in addition to the (i) 1,276,435 Common Shares held by Goodnow but attributed to Opportunity LP and (ii) 3,300,653 Common Shares held by Goodnow but attributed to Opportunity Ltd.  As of the Filing Date, Opportunity Partners had the right to vote 1,000,000 Common Shares pursuant to a Voting Trust Agreement, dated as of April 19, 2004, as amended, by and among Opportunity Partners and the holders of such Common Shares.  As of the Filing Date, Mr. Cavalier held options to purchase 172,750 Common Shares, all of which such options are currently exercisable by him.

Based upon the Company’s Form 10-Q/A for the quarterly period ended June 30, 2010, as filed with the Securities and Exchange Commission on August 27, 2010, there were 56,657,177 Common Shares issued and outstanding as of August 13, 2010.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 41,631,077 Common Shares or 70.2% of the Common Shares deemed issued and outstanding as of the Filing Date.

Nothing set forth herein shall be construed as an admission by Opportunity Partners, or any other person or entity, that Opportunity Partners, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes.

As of the Filing Date, Mr. Cavalier holds options (the “Company Options”) to purchase 172,750 Common Shares.  In the period commencing sixty (60) days prior to August 11, 2010, the date of the event which required the filing of this Amendment 18, 3,437 of the Company Options became exercisable.  Accordingly, during such period, the beneficial ownership of the Common Shares, as reported herein, has increased by 3,437 Common Shares.  As of the Filing Date, Mr. Cavalier holds, in the aggregate, 172,750 Company Options, all of which are currently exercisable by him.

On October 6, 2009, the Company entered into a Securities Purchase and Exchange Agreement (the “October 2009 Purchase Agreement”) with the Funds pursuant to which the parties agreed as follows:

(1)           The Company sold and issued to (i) Opportunity LP, 1,767,867 units (the “October Financing Units”) for a purchase price of $495,000 and (ii) Opportunity Ltd, 4,125,000 October Financing Units for a purchase price of $1,155,000.  Each October Financing Unit was comprised of one (1) Common Share (the “October 2009 Shares”) and one (1) warrant to purchase two (2) Common Shares (the “October 2009 Warrants”) at an initial exercise price of $.28 per Common Share, subject to adjustment.  The October 2009 Warrants each contained an issuance limitation prohibiting the holder from exercising the October 2009 Warrants to the extent that, after giving effect to such exercise of the October 2009 Warrants, the holder would have beneficially owned more than 9.99% of the Common Shares then issued and outstanding, which prohibition could not be modified by the holder before the sixty-first (61st) day after such holder’s notice to the Company of its election to modify such prohibition.  The October 2009 Warrants were exercisable for a seven-year period from their date of issuance; contained a “cashless feature which allowed the holders to exercise the October 2009 Warrants without a cash payment to the Company under certain circumstances; contained a dividend participation right which allowed the holders to receive any cash dividends paid on the Common Shares without exercising the October 2009 Warrants; contained a provision which provided for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by the Company or a change of control; and contained standard anti-dilution provisions which provided for the adjustment of the exercise price and the number of Common Shares which could have been purchased in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

(2)           The Company (A) (i) granted to Opportunity LP, a call option to acquire up to 1,767,857 October Financing Units at a call option exercise price of $.28 per October Financing Unit (the “LP October  Call Option”) and (ii) obtained from Opportunity LP, a put option that required Opportunity LP to purchase up to 1,767,857 October Financing Units, less any October Financing Units purchased pursuant to the LP October Call Option, at a put option purchase price of $.28 per October Financing Unit (the “LP October Put Options”) and (B) (i) granted to Opportunity Ltd, a call option to acquire up to 4,125,000 October Financing Units at a call option exercise price of $.28 per October Financing Unit (the “Ltd October Call Option”) and (ii) obtained from Opportunity Ltd, a put option that required Opportunity Ltd to purchase up to 4,125,000 October Financing Units, less any October Financing Units purchased pursuant to the Ltd October Call Option, at a put option purchase price of $.28 per October Financing Unit (the “Ltd October Put Options,” and, together with the LP October Put Options, the “Fund October Put Options”).  The LP October Call Option and the Ltd October Call Option were exercisable at any time, and from time to time, on or prior to June 30, 2010.

(3)           The Fund October Put Options were exercisable by the Company, at any time, and from time to time, from June 30, 2010, to July 30, 2010.  However, each of Opportunity LP and Opportunity Ltd had the right to terminate their respective Fund October Put Options if they reasonably determined that a material adverse event, condition or circumstance had occurred with respect to the prospects of the Company’s AEOL 10150 drug candidate for acute radiation syndrome; provided that the Company’s failure to receive a grant or financing could not, by itself, have constituted a material adverse event, condition or circumstance with respect thereto.

(4)           Opportunity LP and Opportunity Ltd converted $300,000 and $700,000 respectively of the Company’s Senior Notes held by them into Common Shares at a conversion rate of $.35 per Common Share.  Accordingly, on October 6, 2009, Opportunity LP received 857,143 Common Shares and Opportunity Ltd received 2,000,000 Common Shares in exchange for their respective Senior Notes.  Note that on December 24, 2009, the Company and the Funds entered into that certain Amendment Agreement to the Securities Purchase and Exchange Agreement (the “Amendment Agreement”), the purpose of which was to rectify a misunderstanding between the parties thereto.  As more fully set forth in the Amendment Agreement, the Senior Notes should have been converted at a conversion rate of $.28 per Common Share (not a conversion rate of $.35 per Common Share).  Accordingly, and pursuant to the terms and provisions of the Amendment Agreement, on December 24, 2009, Opportunity LP was issued 214,286 Common Shares and Opportunity Ltd was issued 500,000 Common Shares.

(5)           Opportunity LP and Opportunity Ltd converted an option, respectively held by them pursuant to that certain Securities Purchase Agreement, dated as of August 1, 2008, by and among the parties thereto (the “August 2008 Agreement”), which permitted each of Opportunity LP and Opportunity Ltd to acquire an additional (i) $1,200,000 and $2,800,000 face amount respectively of Senior Notes and (ii) 2,400,000 and 5,600,000 warrants for Common Shares at an initial exercise price of $.35 per Common Share, subject to adjustment, into warrants with substantially the same terms as the October 2009 Warrants, including an initial exercise price of $.28 per Common Share, subject to adjustment (the “Note Conversion Warrants”).  Accordingly, on October 6, 2009, Opportunity LP and Opportunity Ltd were respectively issued 4,285,714 and 10,000,000 Note Conversion Warrants.

(6)           The Funds held warrants issued pursuant to that certain Purchase Agreement, dated as of November 21, 2005, by and among the parties thereto, which such warrants permitted each of Opportunity LP, Opportunity Ltd and JV Partners to, respectively, acquire 660,000, 990,000 and 500,000 Common Shares at an initial exercise price of $.28 per Common Share, subject to adjustment (the “2005 Warrants”).  In addition, Opportunity LP and Opportunity Ltd held warrants issued pursuant to (i) the August 2008 Agreement, which such warrants permitted each of Opportunity LP and Opportunity Ltd to respectively acquire 600,000 and 1,400,000 Common Shares at an initial exercise price of $.50 per Common Share, subject to adjustment (the “Note Warrants”), and (ii) that certain March 30, 2009, Securities Purchase Agreement, by and among the parties thereto, which such warrants permitted each of Opportunity LP and Opportunity Ltd to respectively acquire 4,687,500 and 8,705,357 Common Shares at an initial exercise price of $.35 per Common Share, subject to adjustment (the “March 2009 Warrants”).  Each of Opportunity LP, Opportunity Ltd and JV Partners agreed to convert their respective 2005 Warrants, Note Warrants and March 2009 Warrants into warrants with substantially the same terms as the October 2009 Warrants, including an initial exercise price of $.28 per Common Share, subject to adjustment (the “Exchange Warrants”).  Accordingly, on October 6, 2009, Opportunity LP, Opportunity Ltd and JV Partners were respectively issued 5,947,500, 11,095,357 and 500,000 Exchange Warrants in exchange for their respective 2005 Warrants, Note Warrants and March 2009 Warrants.

(7)           The Funds were parties to two (2) registration rights agreements, one dated November 21, 2005, and the other dated March 30, 2009, pursuant to which, among other things, the Company had agreed to register for resale, on behalf of the Funds, as applicable, Common Shares issuable upon the exchange of the 2005 Warrants and the March 2009 Warrants (the “Old Registration Agreements”).  The parties agreed to terminate the Old Registration Agreements and enter into a new registration rights agreement pursuant to which the Company agrees to register for resale, on behalf of the Funds, as applicable, the (i) October 2009 Shares and (ii) Common Shares issuable upon the exercise of the October 2009 Warrants, the Note Conversion Warrants and the Exchange Warrants.

On or prior to June 30, 2010, neither Opportunity LP nor Opportunity Ltd exercised their respective rights pursuant to the LP October Call Option and the Ltd October Call Option.  Accordingly, and pursuant to the terms and provisions of such call options, Opportunity LP’s and Opportunity Ltd’s ability to exercise their respective rights pursuant to the LP October Call Option and the Ltd October Call Option lapsed.

On July 25, 2010, the Company gave notice to each of Opportunity LP and Opportunity Ltd that it was exercising the Fund October Put Options in full, effective July 30, 2010.  In accordance with the terms and provisions of the Fund October Put Options, on July 30, 2010, the Company sold and issued to (i) Opportunity LP, for a total purchase price of $495,000, 1,767,857 Common Shares and warrants to purchase 3,535,714 Common Shares at an initial exercise price of $0.28 per share, subject to adjustment, and (ii) Opportunity Ltd, for a total purchase price of $1,155,000, 4,125,000 Common Shares and warrants to purchase 8,250,000 Common Shares at an initial exercise price of $0.28 per share, subject to adjustment.  All funds used to purchase the Common Shares and warrants as set forth in this paragraph came directly from the general funds of Opportunity LP and Opportunity Ltd, as applicable.

On August 11, 2010, the Company entered into a Securities Purchase Agreement (the “August 2010 Purchase Agreement”) with the Funds pursuant to which the parties agreed as follows:

(A)           The Company sold and issued to (i) Opportunity LP, 750,000 units (the “August Financing Units”) for a purchase price of $300,000 and (ii) Opportunity Ltd, 1,750,000 August Financing Units for a purchase price of $700,000.  Each August Financing Unit is comprised of one (1) Common Share (the “August 2010 Shares”) and one (1) warrant to purchase 0.75 of one (1) Common Share (the “August 2010 Warrants”) at an initial exercise price of $.50 per Common Share, subject to adjustment.  The August 2010 Warrants are exercisable for a seven-year period from their date of issuance; contain a “cashless feature which allows the holders to exercise the August 2010 Warrants without a cash payment to the Company under certain circumstances; contain a dividend participation right which allows the holders to receive any cash dividends paid on the Common Shares without exercising the August 2010 Warrants; contain a provision which provides for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by the Company or a change of control; and contain standard anti-dilution provisions which provide for the adjustment of the exercise price and the number of Common Shares which can be purchased in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

(B)           The Company (A) (i) granted to Opportunity LP, the LP August Call Option and (ii) obtained from Opportunity LP, the LP August Put Option and (B) (i) granted to Opportunity Ltd, the Ltd August Call Option and (ii) obtained from Opportunity Ltd, the Ltd August Put Option.  Each of the LP August Call Option, the LP August Put Option, the Ltd August Call Option and the Ltd August Put Option are exercisable by the holder at any time commencing on October 1, 2010, and ending on and including December 31, 2010.

(C)           Each of Opportunity LP and Opportunity Ltd has the right to terminate the LP October Put Options and the Ltd October Put Options, respectively, if they reasonably determine that a material adverse event, condition or circumstance has occurred with respect to the prospects of the Company’s AEOL 10150 drug candidate for acute radiation syndrome; provided that the Company’s failure to receive a grant or financing shall not, by itself, constitute a material adverse event, condition or circumstance with respect thereto.

(D)           The parties to the August 2010 Purchase Agreement agreed to enter into a registration rights agreement (the “August 2010 Registration Rights Agreement”) pursuant to which the Company agrees to register for resale, on behalf of the Funds, as applicable, the (i) August 2010 Shares and (ii) Common Shares issuable upon the exercise of the August 2010 Warrants.

In the period commencing sixty (60) days prior to August 11, 2010, the date of the event which required the filing of this Amendment 18, and ending on the Filing Date, except as set forth in this Item 5, there were no other transactions in Common Shares or securities convertible into, exercisable for or exchangeable for, Common Shares, by Opportunity Partners, or any other person or entity controlled by Opportunity Partners, or any person or entity for which Opportunity Partners possesses voting or dispositive control.

        Nothing set forth herein shall be construed as an admission by Opportunity Partners, or any other person or entity, that Opportunity Partners, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

As more fully set forth in Item 5 of this Amendment No. 18, on August 11, 2010, the Company and the Funds entered into the August 2010 Purchase Agreement and the August 2010 Registration Rights Agreement.  The description of the August 2010 Purchase Agreement, the August 2010 Registration Rights Agreement and the August 2010 Warrants (collectively, the “Filed Documents”) set forth in Item 5 of this Amendment No. 18 and this Item 6 are subject to, and qualified in their entirety by, the full text of the Filed Documents, a copy of which are incorporated by reference to this Amendment 18 as an exhibit pursuant to Item 7 hereof.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following at the end thereof:

1.
Registration Rights Agreement, dated as of August 11, 2010, by and among the Company and the Funds, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, dated August 11, 2010, filed by the Company with the Securities and Exchange Commission on August 12, 2010.

2.
Securities Purchase Agreement, dated as of August 11, 2010, by and among the Company and the Funds, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated August 11, 2010, filed by the Company with the Securities and Exchange Commission on August 12, 2010.

3.
Form of Warrant, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, dated August 11, 2010, filed by the Company with the Securities and Exchange Commission on August 12, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 2010

XMARK OPPORTUNITY PARTNERS, LLC

By:	XMARK CAPITAL PARTNERS, LLC,
its Managing Member

	By:	/s/ Mitchell D. Kaye
Mitchell D. Kaye
Co-Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).